                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-49160



                                5,943,248 Shares

                              BITWISE DESIGNS, INC.

                                  Common Stock

      We are registering (1) 2,588,500 shares of Bitwise's common stock, par value $.001, which will be issued upon the exercise of (a) 1,500,000 Series B Warrants; and (b) 1,088,500 privately issued common stock purchase warrants; (2) 666,667 shares of our common stock which will be issued upon the conversion of 50,000 shares of our Series B Preferred Stock; and (3) the resale of 2,053,081 shares held by certain selling shareholders. We are also registering an additional 25,000 shares of common stock and 610,000 shares of our common stock which will be issued upon the exercise of privately issued common stock purchase warrants.

      We will not receive any of the proceeds from the sale of the Shares by the Selling Security Holders.

      Bitwise's common stock is traded in the over-the counter market and is quoted on the Nasdaq National Market under the symbol "BTWS" and on the Pacific Stock Exchange under the symbol "BTWS". On December 28, 2000, the closing price for the common stock as reported on Nasdaq was $3.3125.

           PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF
                                  COMMON STOCK.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY
      BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


      The Shares of common stock, including the Shares underlying the Series B Warrants and Private Warrants and the Shares issuable upon the conversion of the Series B Preferred Stock will be issued by Bitwise upon exercise or conversion by the holders of the warrants or preferred stock, or the transferees of the holders. The shares of common stock will be offered and sold from time to time by the Selling Security Holders and their transferees in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in privately negotiated transactions.


                        Prospectus dated January 5, 2000

                                TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
AVAILABLE INFORMATION ...................................................      1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................      1

PROSPECTUS SUMMARY ......................................................      2

THE COMPANY .............................................................      2

THE OFFERING ............................................................      6

RISK FACTORS ............................................................      7

USE OF PROCEEDS .........................................................     13

SELLING SECURITY HOLDERS ................................................     14

PLAN OF DISTRIBUTION ....................................................     18

REPORTS TO SHAREHOLDERS .................................................     19

LEGAL MATTERS ...........................................................     19

EXPERTS .................................................................     19

ADDITIONAL INFORMATION ..................................................     19

FORWARD LOOKING STATEMENTS ..............................................     20

                              AVAILABLE INFORMATION

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Reports, proxy and information statements and other information that we file with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, heretofore filed by Bitwise Designs with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

      1. Our Annual Report on Form 10-KSB, as amended, for the fiscal year ended June 30, 2000.

      2. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

      3. A description of our common stock contained in our registration statement on Form 8-A filed April 17, 2000.

      Each document filed subsequent to the date of this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document.

      All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Bitwise Designs, Inc., 2165 Technology Drive, Schenectady, New York 12308, telephone (518) 346-7799, Attention: Chief Financial Officer.

                               PROSPECTUS SUMMARY

      The following summary is intended to set forth certain pertinent facts and highlights from material contained in our Annual Report on Form 10-KSB, as amended, for the fiscal year ended June 30, 2000, and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, incorporated by reference into this prospectus.

                              BITWISE DESIGNS, INC.

OUR BUSINESS

      Bitwise Designs, Inc., and its subsidiaries DJS Marketing Group, Inc., Authentidate, Inc. and Authentigraph.com, Inc., are engaged in the manufacture and distribution of document imaging systems, computer systems and related peripheral equipment, components, and accessories, network and internet services and Internet-based authentication services.

      In March 1996, we acquired DJS (d.b.a Computer Professionals), a system integrator, and computer reseller in Albany, New York. DJS is an authorized sales and support provider for Novell, Microsoft Solutions and Lotus Notes.

      We established our Authentidate subsidiary during the fiscal year ended June 30, 2000 to engage in the business of providing end users with a service providing for the storage, confirmation and authentication of electronic data and images. Subsequent to the formation of Authentidate, we established with an German entity, Authentidate International, A.G., a German corporation, to market the Authentidate service in certain foreign countries. Authentigraph, also established during the fiscal year ended June 30, 2000, applies the Authentidate technology to the field of signature authentication as it relates to sports memorabilia and entertainment collectibles.

PRODUCTS AND SERVICES

      Document Management Systems

      In January 1996, Bitwise, on a national level, introduced its document imaging management system under the tradename DocStar which enables users to scan paper documents onto an optical disk, hard drive or other storage medium from which they can be retrieved in seconds. This system allows users to eliminate or significantly reduce paper filing systems. We believe that a broad spectrum of businesses and governmental agencies experience the problem of storage, management and security of paper documents. The DocStar product line is intended to provide a cost effective method of reducing the space necessary to store documents while granting a user the ability to instantly retrieve documents.

      The operation of a document management system is similar to the operation of a facsimile machine. Documents are fed into an optical scanner that reads the documents and stores the information on one of several alternative mass storage devices. Documents can also be transmitted from or to the system via facsimile machine or modem. Documents can be retrieved almost instantaneously for viewing, printing or faxing thereby offering a significant time-saving tool to the modern office.

      We market the document management system under the tradename DocStar through a national dealer network. We own one dealership in the Albany, New York region, which also serves as a test market for new applications and software.

      Internet Authentication Services

      During the fiscal year ended June 30, 2000, we established the following subsidiaries to provide authentication services:

      - Authentidate, Inc. - to provide a service to accept and store electronic files via the Internet and date and time stamps those files with a secure clock to proved content, date and time authenticity;

      - Authentigraph.com, Inc. - to develop an authentication service for use in the sports memorabilia and collectibles industries; and

      - Authentidate International, A.G. - a joint venture with a German entity to market the Authentidate service in certain foreign countries.

      Computer Products and Services

      Along with our subsidiary, DJS, we primarily market the following different products and services:

      -     Computer Products and Integration Services;

      -     Network Services; and

      -     Internet/Intranet Development Services.

                 AUTHENTIDATE, INC. AND AUTHENTIGRAPH.COM, INC.

      We recently established a majority owned subsidiary named Authentidate, Inc., to engage in a new business line of providing end users with a service which will:

      - accept and store electronic images from networks and personal computers throughout the world and from different operating systems via the Internet;

      - indelibly date and time stamp all electronic images received using a secure clock;

      - allow users to transmit only the "secure codes" to Authentidate fileservers while maintaining the original within the customers "firewall"; and

      - allow users to prove authenticity of time, date and content of stored electronic documents.

      Authentigraph was also recently created to market Authentidate services to the sports memorabilia and collectibles industries.

      We formed a joint venture in March, 2000, known as Authentidate International, AG, with a German company to develop the Authentidate software in foreign languages and to market that product outside the Americas, Japan, Australia, New Zealand and India. We own 39% of the joint venture.

SERVICES

      Authentidate is in the process of developing a Business to Business product. There currently exists a Retail version on the Internet which was developed in large part to generate interest and to publicize the B to B version. Only minor income is expected from the retail version. We retained a third party consulting firm, Cap Gemini America, Inc., to program and develop the B to B version. This version is currently being tested and we anticipate a general release in early 2001.

                            DJS MARKETING GROUP, INC.

      DJS (d/b/a "Computer Professionals") is a network and systems integrator of computer and peripheral products for a variety of customers, including corporations, schools, government agencies, manufacturers and distributors. DJS is one of the largest systems integrators in the Albany, New York region.

      DJS provides network integration, Internet/Intranet development, accounting solutions, service, consultation, document management and video conferences. DJS also services the products it sells by employing factory trained computer technicians and network engineers.

PRODUCTS AND SERVICES

      Computer Products and Integration Services

      DJS purchases personal computers and peripheral computer products from many different suppliers. Peripheral computer products are products that operate in conjunction with computers, including but not limited to, printers, monitors, scanners, modems and software. DJS configures various computer hardware and peripheral products such as software together, to satisfy a customer's individual needs.

      Network Integration Services

      DJS network integration group designs, implements, installs, manages and supports enterprise networks with products from Novell, Microsoft, UNIX, Tricord, Synoptics, Compaq, Cisco and others. Applications that the network system provides include E-mail, accounting systems, word processing, communication and any other applications that require the sharing of information. DJS designs customized solutions for its clients with precise objectives and its engineers analyze hardware, software, and cabling to ensure effective and affordable solutions.

      Internet/Intranet Development

      DJS offers services related to the Internet, including Internet connectivity, web page development, and hardware installation. Additionally, DJS assists its clients through the buying and implementation process with Internet/Intranet training and ongoing support.

      Accounting Solutions

      DJS also markets accounting systems from State-of-the-Art to various end-users such as distributors, manufacturers and wholesalers. DJS analyzes each particular client's needs and custom designs an accounting system to satisfy these needs.

      Service and Consultation

      DJS's service department is authorized to repair and maintain all major brand products sold by DJS, including warranty and post-warranty equipment. DJS generally guarantees a four hour response time for all service calls, with an average resolution time of next day. DJS's engineers also provide complete system configuration services, which includes installation of all hardware, including memory, disk drives, network or communication adapters, as well as any associated software or driver. All units are thoroughly tested after configuration and all malfunctioning units are eliminated.

      Document Management

      DJS also offers document imaging services which it believes is an efficient and financially attainable alternative to conventional, costly paper trails. Management believes digital documents can be stored, searched, retrieved and edited in a fraction of the time with complete access to the network and quality control features. Among other product lines, DJS offers customers our DocStar line.

      Sales and Marketing

      DJS markets its products and services throughout New York State, parts of Vermont and Massachusetts. DJS intends to expand its national and international sales and marketing departments. Clients include corporations, small office/home office owners, schools, government agencies, manufacturers and distributors.

OUR OFFICES

      We were initially organized in August 1985 and reincorporated under the laws of the state of Delaware in May 1992. Our executive offices are located at 2165 Technology Drive, Schenectady, New York 12308, our telephone number is
(518) 346-7799, and our Internet address is www.docstar.com.

                                  THE OFFERING

Common Stock Offered by the
Selling Security Holders............       5,943,248

Common Stock Outstanding
  Prior to Offering (1) ............      14,856,730

Common Stock Outstanding
  After the Offering (2) ...........      18,721,897

Use of Proceeds (3).................      Bitwise will not receive any proceeds from
                                          the sales of the Selling Shareholders. We
                                          anticipate that proceeds received from the
                                          exercise of any of privately issued Warrants
                                          will be used for working capital and general
                                          corporate purposes. Please see "Use of
                                          Proceeds."

Nasdaq National Market Symbol
(Common Stock):                           "BTWS"

Pacific Stock Exchange Symbol
(Common Stock):                           "BTWS"


---------------------

(1) Based on the number of shares actually outstanding as of December 4, 2000.

Unless otherwise specifically stated, information throughout this prospectus excludes as of November 27, 2000:

- 3,000,000 shares of Common Stock reserved for issuance under our 1992 Employee Stock Option Plan, of which 2,094,713 shares have been reserved for currently outstanding options, and

- 160,000 shares of Common Stock reserved for currently outstanding options under our Directors Plan.

(2) This assumes the exercise of all of the Series B Warrants and Private Warrants for which underlying shares are being registered and the conversion of all shares of Series B Preferred Stock for which the Conversion Shares are hereby being registered.

(3) We will receive up to approximately $10,465,775 in proceeds upon the exercise of all of the Series B Warrants, and Private Warrants. We plan to use all such proceeds for working capital and general corporate purposes. Please see "Use of Proceeds."

                                  RISK FACTORS

      An investment in the securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere, should be considered carefully in evaluating us and our business. An investment in the securities is suitable only for those investors who can bear the risk of loss of their entire investment.

IF WE CONTINUE TO FACE UNCERTAINTIES IN MARKETING THE DOCSTAR SYSTEM, WE MAY CONTINUE TO LOSE MONEY.

      We incurred losses of $5,274,043, $3,166,488 and $5,464,059 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively. We also incurred a loss of $1,575,896 for the three months ended September 30, 2000. Furthermore, for the last three years we have been expanding our marketing and sales efforts of the DocStar line of document imaging systems which has led to increased costs associated with the product line. We have also been investing in new technologies, namely Authentidate. We will continue to incur these costs in the future as we attempt to increase market awareness and sales of DocStar and Authentidate. Our prospects should be considered in light of the difficulties frequently encountered in connection with the establishment of a new business line and the competitive environment in which we operate. There can be no assurance that we will be able to achieve profitable operations in future operating periods.

WE HAVE LIMITED WORKING CAPITAL AND MAY NEED ADDITIONAL FUNDS TO FINANCE FUTURE OPERATIONS.

      Our capital requirements have been and will continue to be significant. We have been substantially dependent upon public offerings and private placements of our securities and on short-term and long-term loans from lending institutions to fund such requirements. We are expending significant amounts of capital to promote and market the Authentidate and DocStar products. Due to these expenditures, we have incurred significant losses to date. In the future, we may need additional funds from loans and/or the sale of equity securities to fully implement our business plans. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. In the event such funds are not available, we will be forced to reduce its current and proposed operations.

OUR PRODUCTS MAY NOT BE ACCEPTED BY OUR CONSUMERS WHICH WOULD SERIOUSLY HARM OUR BUSINESS.

      Although we introduced our DocStar imaging system products on a national level in January 1996, demand and market acceptance for the DocStar imaging system remains subject to a high level of uncertainty. Achieving widespread acceptance of this product line will continue to require substantial marketing efforts and the expenditure of significant funds to create brand recognition and customer demand for such products. There can be no assurance that adequate marketing arrangements will be made for such products. The Authentidate product line is a new product line and there can be no assurance that these products will ever achieve widespread market acceptance or increased sales or that the sale of such products will be profitable.

IF WE CANNOT CONTINUOUSLY ENHANCE OUR PRODUCTS IN RESPONSE TO RAPID CHANGES IN THE MARKET, OUR BUSINESS WILL BE HARMED.

      The computer industry and Internet services industry are characterized by extensive research and development efforts which result in the frequent introduction of new products which render existing products obsolete. Our ability to compete successfully in the future will depend in large part on our ability to maintain a technically competent research and development staff and our ability to adapt to technological changes in the industry and enhance and improve existing products and successfully develop and market new products that meet the changing needs of our customers. Although we are dedicated to continued research and development of our products with a view towards offering products with the most advanced capabilities, there can be no assurance that we will be able to continue to develop new products on a regular basis which will be competitive with products offered by other manufacturers. At the present time, we do not have a targeted level of expenditures for research and development. We will evaluate all opportunities but believe the majority of our research and development will be devoted to enhancements of our existing products.

      Technological improvements in new products that we and our competitors offer, which, among other things, results in the rapid decline of the value of inventories, as well as the general decline in the economy and other factors, have resulted in recent declines in retail prices for computer products. As competitive pressures have increased, many companies have ceased operation and liquidated inventories, further increasing downward pricing pressure. Such declines have, in the past, and may in the future, reduce our profit margins.

WE DO NOT HAVE PATENTS ON ALL THE TECHNOLOGY WE USE WHICH COULD HARM OUR COMPETITIVE POSITION.

      We do not currently hold any patents and the technology embodied in our current products cannot be patented. We have three patents pending for the innovative technology underlying the Authentidate business plan that can verify the authenticity of digital images by employing a secure clock to stamp the date and time on each image captured and have registered as trademarks the logo "BitWise Designs," "DocStar" and "Authentidate". We rely on confidentiality agreements with our key employees to the extent we deem it to be necessary. We further intend to file a patent application for any new products we may develop, to the extent any technology included in such products is patentable, if any. There can be no assurance that any patents in fact, will be issued or that such patents will be effective to protect our products from duplication by other manufacturers. In addition, there can be no assurance that any patents that may be issued will be effective to protect our products from duplication by other developers.

      Other companies operating within our business segment may independently develop substantially equivalent proprietary information or otherwise obtain access to the our know-how. In addition, there can be no assurance that we will be able to afford the expense of any litigation which may be necessary to enforce its rights under any patent. Although we believe that the products we sell do not and will not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has or may occur.

      In the event that products we sell are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products or obtain a license for the manufacture and/or sale of such products. There can be no assurance that, in such an event, we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business. Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. In addition, if our products or proposed products are deemed to infringe upon the patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which could also have a material adverse effect on our business.

WE DEPEND ON OTHERS FOR COMPONENTS OF OUR PRODUCTS, WHICH MAY RESULT IN DELAYS AND QUALITY-CONTROL ISSUES.

      We do not own or lease any manufacturing facilities and do not manufacture any of the component parts for our products. Rather, we purchase all of these components from unaffiliated suppliers. All of our products are assembled at our facilities. We believe that at the present time we have sufficient sources of supply of component parts, and that in the event any existing supplier ceases to furnish component parts to us, alternative sources are available. However, there can be no assurance that the future production capacity of our current suppliers and manufacturers will be sufficient to satisfy our requirements or that alternate suppliers and manufacturers will be available on commercially reasonable terms, or at all. Further, there can be no assurance that the availability of such supplies will continue in the future.

IF OUR PRODUCTS ARE NOT COMPETITIVE, OUR BUSINESS WILL SUFFER.

      Bitwise and its subsidiaries are engaged in the highly competitive businesses of assembling and distributing document imaging systems, Internet products, computer hardware and software as well as technical support services for such businesses. The document imaging business is competitive and we compete with major manufacturers. Many of these companies have substantially more experience, greater sales, as well as greater financial and distribution resources than do we. The most significant aspects of competition are the quality of products, including advanced capabilities, and price. There can be no assurance the Company can effectively continue to compete in the future.

      The Authentidate business is a new business line and the level of competition in unknown at this point in time. There can be no assurances, however, that Authentidate products will achieve market acceptance.

      Our DJS subsidiary is engaged in the highly competitive business of systems integration, computer services and computer reselling. DJS competes with many small and local companies which provide similar technical services to those offered by DJS. Additionally, DJS must compete with other computer resellers, many of whom have greater financial and technical resources. There can be no assurance that DJS will be able to compete successfully with these competitors.

IF WE LOSE OUR PRESIDENT, OUR BUSINESS WILL BE HARMED.

      Our success is largely dependent upon the services of our Chairman of the Board and President, John T. Botti. The loss of his services would have a material adverse affect on our business and prospects. We have entered into a three-year employment agreement with Mr. Botti expiring in January, 2003. We have obtained, for our benefit, "key man" life insurance in the amount of $1,000,000 on Mr. Botti's life.

SINCE WE HAVE NOT PAID DIVIDENDS ON OUR COMMON STOCK, YOU MAY NOT RECEIVE INCOME FROM THIS INVESTMENT.

      We have not paid any dividends on our Common Stock since our inception and do not contemplate or anticipate paying any dividends on our Common Stock in the foreseeable future. Earnings, if any, will be used to finance the development and expansion of our business.

IF OUR COMMON STOCK IS DELISTED FROM NASDAQ, LIQUIDITY IN OUR COMMON STOCK MAY BE AFFECTED.

      Our Common Stock is listed for trading on the Nasdaq National Market. In order to continue to be listed on Nasdaq, however, we must meet certain criteria, including one of the following:

      - maintaining $4,000,000 in net tangible assets, a minimum bid price of $1.00 per share and a market value of its public float of $5,000,000; or

      - having a market capitalization of at least $50,000,000, a minimum bid price of $5.00 per share and a market value of its public float of $15,000,000.

      On June 30, 2000, our bid price was $5.875. The dilution to our shareholders which could be caused by the widespread conversion of the Series B Preferred Stock could cause the per share value of our common stock to drop below the minimum bid of $1.00 required for continued listing. As of June 30, 2000, we had net tangible assets of approximately $15,700,000 and the market value of our public float was $60,215,435.

      If in the future should we fail to meet Nasdaq maintenance criteria, our Common Stock may be delisted from Nasdaq, and trading, if any, in our securities would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

      Although we anticipate that our Common Stock will continue to be listed for trading on Nasdaq, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to fall below $5.00 per share on the date the Common Stock was delisted, trading in such securities would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell their securities in the secondary market.

OUR PREFERRED STOCK FINANCING MAY RESULT IN DILUTION TO OUR COMMON SHAREHOLDERS.

      Dilution of the per share value of our common shares could result from the conversion of most or all of the Series B Preferred Stock we sold in a private placement in October 1999. Holders of our Series B Preferred Stock may convert these shares into shares of our common stock at a conversion price of $1.875 beginning one year after the issuance of the Series B Preferred Stock. However, after three years from the closing, the conversion price is subject to a floating rate equal to the lower of $1.875 or the average of the closing bid and asked prices of our common stock for the immediately preceding ten consecutive trading days ending one day prior to the notice of conversion.

      The following chart presents the maximum number of common shares issuable on conversion of the Series B Preferred Stock based on different conversion rates. While we expect to issue a maximum of 666,667 shares of common stock upon conversion of the Series B Preferred Stock during the first three years following the private placement, we could issue a significantly greater number of common shares upon conversion of the Series B Preferred Stock after October 5, 2002, when the floating conversion rate is triggered.


                                                                      Percentage of Total Shares
Conversion         Conversion         Maximum Number of Shares              of Common Stock
  Period              Rate            of Common Stock Issuable                 Outstanding
=================================================================================================
10/5/1999 -            N/A                       0                                    0
10/5/2000
10/6/2000 -          $1.875                   666,667                               4.9%
10/5/2002
10/6/2002 -          $1.875                   666,667                               4.9%
10/6/2002 -           $1.50                   833,333                               6.1%
10/6/2002 -           $1.00                  1,250,000                              8.9%
10/6/2002 -           $0.75                  1,666,667                             11.5%

      Regardless of the date of exercise, dilution could occur from the widespread conversion of the Series B Preferred Stock. The following scenarios could result in dilution to our common shareholders:

      - In either period, the conversion price could be lower than the actual trading price on the day of conversion. This could result in the holder immediately selling all of its converted common shares, which would have a dilutive effect on the value of the outstanding common shares.

      - After three years, if the average trading price falls below $1.875, the lower the average trading price, the greater the number of common shares that a holder of our Series B Preferred Stock will receive upon conversion. This might further encourage the holders of the Series B Preferred Stock to covert their shares into common shares. The increased number of common shares would further depress the average trading price of our common stock.

      - The significant downward pressure on the trading price of our common stock as Series B Preferred Stock holders converted these securities and sell the common shares received on conversion could encourage short sales by the holders of Series B Preferred Stock or other shareholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the Series B Preferred Stock could lead to a decline in the trading price of our common stock.

WE HAVE SOLD RESTRICTED SHARES WHICH MAY DEPRESS OUR STOCK PRICE WHEN IT IS SELLABLE UNDER RULE 144.

      Approximately 2,290,862 shares of Common Stock currently outstanding, including the Shares being registered for resale pursuant to this Prospectus, may be deemed "restricted securities" as that term is defined under the Securities Act of 1933 (the "Act"), and in the future, may be sold pursuant to a registration under the Act, in compliance with Rule 144 under the Act, or pursuant to another exemption therefrom. Rule 144 provides, that, in general, a person holding restricted securities for a period of one year may, every three months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent of our then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of ours and was not an affiliate at any time during the 90 day period prior to sale and who has satisfied a two year holding period. Sales of our Common Stock by certain present stockholders under Rule 144 may, in the future, have a depressive effect on the market price of our securities. In addition, the sale of shares by officers and directors and other affiliated shareholders, may also have a depressive effect on the market for our securities.

OUR OUTSTANDING OPTIONS AND WARRANTS MAY DEPRESS OUR STOCK PRICE.

      As of November 30, 2000, there were outstanding immediately exercisable stock options to purchase an aggregate of 2,094,713 shares of Common Stock at exercise prices ranging from $0.84 to $11.25 per share, and outstanding immediately exercisable warrants to purchase an aggregate of 3,115,477 shares of Common Stock at exercise prices ranging from $.88 to $11.25 per share, including the Shares underlying the Series B Warrants and the Private Warrants being registered for resale pursuant to this Prospectus. In addition, there are outstanding 50,000 shares of our Series B Preferred Stock, which is convertible into an aggregate of 666,667 Shares of Common Stock. These Conversion Shares are also being registered for resale pursuant to this Prospectus. To the extent that outstanding stock options and warrants are exercised or the Series B Preferred Stock is converted, dilution to our shareholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise and conversion terms provided by the outstanding options, warrants and preferred stock.

IF WE CANNOT OFFSET FUTURE TAXABLE INCOME OUR TAX LIABILITIES WILL INCREASE.

      At June 30, 2000, the date of our most recent fiscal year end, we had net operating loss carryforwards ("NOLS") for federal income tax purposes of approximately $17,600,000 available to offset future taxable income. Under
Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior NOLS is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the corporation's outstanding stock immediately before the date of the ownership change multiplied by the federal long-term exempt tax rate. Use of our NOLS could also be limited as a result of grants of stock options under stock option plans and other events. In the event we achieve profitable operations, any significant limitation on the utilization of NOLS would have the effect of increasing our current tax liability.

SINCE THE HOLDERS OF OUR OUTSTANDING SERIES A PREFERRED STOCK CONTROL OUR BOARD OF DIRECTORS, OTHER SHAREHOLDERS MAY NOT BE ABLE TO INFLUENCE OUR DIRECTION.

      Our Certificate of Incorporation authorizes our Board of Directors to issue up to 5,000,000 shares of Preferred Stock, from time to time, in one or more series. The Board of Directors is authorized, without further approval of the stockholders, to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each new series of Preferred Stock. We previously established 200 shares of Series A Preferred Stock which are owned by John Botti and Ira Whitman, our founders and officers. Currently there are only 100 shares of Series A Preferred Stock outstanding, all of which are owned by Mr. Botti. The Series A Preferred Stock entitles the holders to elect a majority of the Board of Directors. The existence of such stock could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. In addition, we issued 50,000 shares of our Series B Preferred Stock in our October, 1999 private offering.

                                 USE OF PROCEEDS

      Some of the Shares being registered will be acquired from us upon the exercise of currently outstanding Series B and Private Warrants. We would receive $10,465,775 in proceeds if all of the Series B and Private Warrants are exercised. We plan to use all proceeds generated from the exercise of warrants for working capital and general corporate purposes. We will receive none of the proceeds from the sale of the Shares.

                            SELLING SECURITY HOLDERS

      We have agreed to register the resale of outstanding Shares of Common Stock and the Shares underlying the Series B Warrants and Private Warrants and the Shares into which the Series B Preferred Stock is convertible under the Securities Act and to pay all expenses in connection therewith. An aggregate of 5,943,248 Shares and may be offered and sold pursuant to this prospectus by the Selling Shareholders. Except as set forth below, none of the Selling Shareholders has ever held any position or office with us or had any other material relationship with us.



                                                                                                     SHARES/
                                                                                                    WARRANT
                                                   SHARES/                   SHARES/                 SHARES/          PERCENTAGE OF
                                               WARRANT SHARES/           WARRANT SHARES/           CONVERSION            SHARES
                                             CONVERSION SHARES          CONVERSION SHARES            SHARES            OWNED AFTER
      NAME AND ADDRESS OF                    BENEFICIALLY OWNED              OFFERED               OWNED AFTER          OFFERING
   SELLING SECURITY HOLDER                    PRIOR TO OFFERING                                      OFFERING              (1)
Windhorst New Technologies, AGi.G (29)           0/125,000/0                0/125,000/0                   0                 ++
PFK Acquisition Company I, LLC (30)              0/125,000/0                0/125,000/0                   0                 ++
Paul F. Klapper (31)(32)                          0/67,500/0                 0/67,500/0                   0                 ++
Harvey Birdman (31)                               0/27,000/0                 0/27,000/0                   0                 ++
Boston Holdings, LLC (31)                         0/54,000/0                 0/54,000/0                   0                 ++
Norman Berman and Karen Kaskey
as Joint Tenants (31)(36)                        0/146,500/0                0/146,500/0                   0                 ++
AmTrust Financial Services, Inc.(33)              25,000/0/0                 25,000/0/0                   0                 ++
Gregory McCauley(34)                              0/35,000/0                 0/35,000/0                   0                 ++
Michael R. Hayes(35)                              0/10,000/0                 0/10,000/0                   0                 ++
David McCammon(35)                                0/10,000/0                 0/10,000/0                   0                 ++
Nicholas Themelis (2)(35)                       7,500/10,000/0               0/10,000/0              7,500/0/0              ++
Corporate Funding Group, LLC (3)               131,180/0/26,667              0/0/26,667              131,180/0/0            ++
Shore Venture Group, LLC (4)                     0/300,000/0                0/300,000/0                   0                 ++
Tami Skelly (5)                                0/150,000/66,667           0/150,000/66,667                0                 ++
1800 Patrick Corp.(11)                           189,800/0/0                150,000/0/0              39,800/0/0             ++
Interpacific Capital Corp. (6)                   400,000/0/0                400,000/0/0                   0                 ++
Bantry Bay Associates, LLC (7)                 284,000/150,000/           150,000/150,000/           134,000/0/0            ++
                                                    66,667                    66,667

                                                                                                     SHARES/
                                                                                                    WARRANT
                                                   SHARES/                   SHARES/                 SHARES/          PERCENTAGE OF
                                               WARRANT SHARES/           WARRANT SHARES/           CONVERSION            SHARES
                                             CONVERSION SHARES          CONVERSION SHARES            SHARES            OWNED AFTER
      NAME AND ADDRESS OF                    BENEFICIALLY OWNED              OFFERED               OWNED AFTER          OFFERING
   SELLING SECURITY HOLDER                    PRIOR TO OFFERING                                      OFFERING              (1)
Gateway Network, LLC (8)                     181,800/300,000/            181,800/300,000/                 0                 ++
                                                 133,333                     133,333
Azure Capital, LLC (9)                       311,750/240,000/0           311,750/240,000/0                0                 ++
RW Capital, LLC (10)                         311,748/240,000/0           311,748/240,000/0                0                 ++
Charles Schwab & Co. F/B/O Craig
Gross, IRA                                      133,398/0/0                 133,398/0/0                   0                 ++
Charles Schwab & Co. F/B/O Frank
Skelly, IRA                                       129,398/0/0               120,398/0/0                   0                 ++
Continental Capital & Equity Corp. (12)       72,750/200,000/0            72,750/200,000/0                0                 ++
Stonewall Capital, Inc. (13)                    0/120,000/0                 0/120,000/0                   0                 ++
Canterbury Companies, Inc. (14)                 0/20,000/0                  0/20,000/0                    0                 ++
Candle Business Systems, Inc. (15)              0/10,000/0                  0/10,000/0                    0                 ++
B.E. Associates, Inc. (16)                       0/7,000/0                   0/7,000/0                    0                 ++
Jack Erlanger (17)                              0/174,286/0                 0/160,000/0              0/14,286/0             ++
Jack Ferraro (18)                               0/160,000/0                 0/160,000/0                   0                 ++
Kevin Kelly (19)                                0/20,000/0                  0/20,000/0                    0                 ++
Greener Fairways, Inc. (20)                  100,001/0/373,333           100,001/0/373,333                0                 ++
New Perspectives, Inc. (21)                  100,000/400,000/0           100,000/400,000/0                0                 ++
Michael Wu (22)                                  0/2,500/0                   0/2,500/0                    0                 ++
JERB Associates, Inc. (23)                      0/40,000/0                  0/40,000/0                    0                 ++
Victor DiGioia (24)                           1,000/47,500/0                0/47,500/0               1,000/0/0/0            ++
Brian Daughney (25)                             0/20,000/0                  0/20,000/0                    0                 ++
Barry Lax (26)                                   0/1,500/0                   0/1,500/0                    0                 ++
Michael Goldstein (27)                          10,824/0/0                  10,824/0/0                    0                 ++
Barbara Cereghino (28)                            706/0/0                     706/0/0                     0                 ++
Dorothy Philipps (28)                             706/0/0                     706/0/0                     0                 ++


-----------------------------------
++    Percentage is less than 1%.
-----------------------------------

(1) Computed for purposes herein to give effect to the exercise of all Warrants held by such Selling Security Holder and not any other Selling Security Holder. Figures are computed based upon 18,721,897 shares of Common Stock outstanding on the effective date of this Registration Statement.

(2) Mr. Themelis is a director and the Chief Technology Officer of Bitwise and entered into an agreement, September 23, 1999, to provide business advisory services to Bitwise. Includes warrants to purchase 10,000 shares at an exercise price of $4.00, which are being registered pursuant to this Registration Statement. Excludes options to purchase 250,000 shares, which are not being registered in this prospectus.

(3) Corporate Funding Group, LLC entered into an agreement, dated September 21, 1999, to provide financial consulting services to Bitwise. Includes 26,667 Shares issuable upon Conversion of Series B Preferred Stock. Mr. Craig Gross possesses investment control of these shares.

(4) Shore Venture Group, LLC has entered into a contract with Bitwise to perform services related to the formation of the web-site for Authentidate.com, Inc.

(5) Includes 150,000 Shares issuable upon exercise of Series B Warrants which are being registered pursuant to this Registration Statement. Also includes 66,667 Shares issuable upon Conversion of Series B Preferred Stock.

(6) Mr. Douglas Luce possesses investment control of these shares.

(7) Includes 150,000 Shares issuable upon exercise of Series B Warrants which are being registered pursuant to this Registration Statement. Also includes 66,667 Shares issuable upon Conversion of Series B Preferred Stock. Ms. Tami Skelly possesses investment control of these shares.

(8) Includes 300,000 Shares issuable upon exercise of Series B Warrants which are being registered pursuant to this Registration Statement. Also includes 133,333 Shares issuable upon Conversion of Series B Preferred Stock. Mr. Craig Gross possesses investment control of these shares.

(9) Includes 240,000 Shares issuable upon exercise of Series B Warrants which are being registered pursuant to this Registration Statement.

(10) Includes 240,000 Shares issuable upon exercise of Series B Warrants which are being registered pursuant to this Registration Statement.

(11) Investment control of these shares held by Mr. Frank Skelly.

(12) Continental Capital will provide certain financial consulting services to Bitwise. Includes 25,000 warrants to purchase common stock at an exercise price of $3.00 per share; 25,000 warrants to purchase common stock at an exercise price of $5.50 per share; 50,000 warrants to purchase common stock at an exercise price of $6.88 per share; 50,000 warrants to purchase common stock at an exercise price of $8.25 per share; and 50,000 warrants to purchase common stock at an exercise price of $11.25 per share.

(13) Includes three warrants each to purchase 40,000 shares of common stock at exercise prices of $1.56, $2.07, and $3.58. All three warrants are exercisable until September 1, 2000.

(14) Includes warrants to purchase 20,000 shares of common stock at an exercise price of $3.4375 and is exercisable until August 15, 2002.

(15) Includes warrants to purchase 10,000 shares of common stock at an exercise price of $6.4375 and is exercisable until February 26, 2001.

(16) Includes warrants to purchase 7,000 shares of common stock at an exercise price of $5.3125 and is exercisable until November 21, 2000.

(17) Includes warrants to purchase 160,000 shares of common stock at an exercise price of $3.25 and which expire on August 8, 2002.

(18) Includes warrants to purchase 160,000 shares of common stock at an exercise price of $3.25 and which expire on August 8, 2002.

(19) Includes 20,000 shares issuable upon exercise of Series B Warrants.

(20) Includes 100,001 shares underlying Series C Common Stock Purchase Warrants and 373,333 shares issuable upon conversion of Series B Preferred Stock. Mr. Paul Savage possesses investment control of these securities.

(21) Includes 400,000 shares underlying Series B Common Stock Purchase Warrants and 100,000 shares underlying Series C Common Stock Purchase Warrants. Ms. Jane Lucci possesses investment control of these securities.

(22) Includes warrants to purchase 2,500 shares at an exercise price of $0.875 and expire on September 9, 2004.

(23) JERB Associates is owned by Stanley R. Goldstein, Esq., a principal of Goldstein & DiGioia, LLP, counsel to Bitwise. The 40,000 Shares are underlying warrants exercisable at $0.875 and expire on September 9, 2004 and are beneficially owned by JERB Associates. Mr. Goldstein disclaims beneficial ownership of these securities.

(24) Mr. DiGioia is a principal of Goldstein & DiGioia, LLP, counsel to Bitwise. The 47,500 Shares are underlying warrants exercisable at $0.875 and expire on September 9, 2004.

(25) Mr. Daughney is a principal of Goldstein & DiGioia, LLP, counsel to Bitwise. The 20,000 Shares are underlying warrants exercisable at $0.875 and expire on September 9, 2004.

(26) Mr. Lax is an associate with of Goldstein & DiGioia, LLP, counsel to Bitwise. The listed Shares are underlying warrants exercisable at $0.875 and expire on September 9, 2004.

(27) Mr. Goldstein is an associate with Goldstein & DiGioia, LLP, counsel to Bitwise.

(28) Is an employee of Goldstein & DiGioia, LLP, counsel to Bitwise.

(29) Includes warrants to purchase 125,000 shares at an exercise price of $8.03125 per share. Listed holder entered into joint venture agreement and license agreement with Bitwise and Authentidate to establish a German company to develop and market the Authentidate service in certain foreign countries. Mr. Lars Windhorst possesses investment control of these securities.

(30) Includes warrants to purchase 125,000 shares at an exercise price of $8.03125 per share. Mr. Paul Klapper possesses investment control of these securities.

(31) Includes shares underlying warrants exercisable at $8.00 per share beneficially owned by the listed holders.

(32) Mr. Klapper serves as a director of Authentidate International Holdings, A.G., a subsidiary of the registrant.

(33) Listed holder is the direct landlord of Authentidate, Inc., pursuant to an Underlease dated October 19, 2000. Shares beneficially owned by listed holder are held in escrow to secure obligations of Authentidate as subtenant.

(34) Includes warrants to purchase 25,000 shares of the common stock of Bitwise exercisable at $1.00 per share and warrant to purchase 10,000 shares of the common stock of Bitwise exercisable at $4.00 per share.

(35) Warrants issued to listed holder in connection with holder's service on Bitwise's Internet Advisory Board and are exercisable at $4.00 per share.

(36) Includes warrants to purchase 25,000 shares of the common stock of Bitwise exercisable at $1.00 per share beneficially owned by Norman Berman.

                              PLAN OF DISTRIBUTION

      The common stock covered by this prospectus, including the shares underlying the warrants which we will issue upon the exercise by the holders of the warrants, may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

      -     on the over the counter market;

      -     in transactions other than on the over the counter market;

      -     in connection with short sales;

      -     by pledge to secure debts and other obligations;

      - in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options;

      -     in a combination of any of the above transactions; or

      - pursuant to Rule 144 under the Securities Act, assuming the availability of an examination from registration.

      The selling security holders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

      Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling share holders, or will receive commissions from the purchasers for whom they acted as agents.

      The selling security holders and intermediaries through whom shares are sold may be deemed underwriters within the meaning of the Securities Act with respect to the shares offered.

      There can be no assurance that the selling security holders will sell all or any of the common stock.

      We have agreed to keep this prospectus effective for a period expiring on the earlier of the date on which all of the selling security holders' shares have been sold, the date on which all such shares are eligible for sale pursuant to Rule 144 under the Securities Act or the third anniversary of the effective date of the registration statement.

      The selling shareholders and us have agreed to customary indemnification obligations with respect to the sale of common stock by use of this prospectus.

      None of the Selling Security Holders listed in this prospectus are broker-dealers. However, Azure Capital, LLC and RW Capital, LLC are affiliates of a broker-dealer registered with the Commission. Both entities, however, purchased the securities which they beneficially own in the ordinary course of business. At the time of the purchase, these entities had no agreements or other understandings, directly or indirectly, with any person to distribute the common shares to be received upon conversion or exercise of the Series B Preferred Stock or warrants.

                             REPORTS TO SHAREHOLDERS

      Our company distributes annual reports to its stockholders, including financial statements examined and reported on by independent public accountants, and will provide such other reports as management may deem necessary or appropriate to keep stockholders informed of our company's operations.

                                  LEGAL MATTERS

      The legality of the offering of the shares will be passed upon for us by Goldstein & DiGioia, LLP, 369 Lexington Avenue, New York, New York l00l7. Goldstein & DiGioia, LLP (or members thereof) hold warrants to purchase 122,500 shares of Common Stock, which underlying shares are included in this Prospectus and Goldstein & DiGioia (or members thereof) is included as a selling security holder.

                                     EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the years ended June 30, 2000 and 1999 have been so incorporated in reliance on the report of PriceWaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

      We have filed a Registration Statement under the Act with the Securities and Exchange Commission, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to our company and such securities, reference is made to the registration statement and to the exhibits and schedules filed therewith. Each statement made in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. The registration statement, including exhibits thereto, may be inspected without charge to anyone at the office of the Commission, and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. upon payment of the Commission's charge for copying.

                           FORWARD LOOKING STATEMENTS

      Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We desire to avail ourselves of certain "safe harbor" provisions of the 1995 Reform Act and are therefore including this special note to enable us to do so. Forward-looking statements included in this Prospectus or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties, and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) achievements expressed or implied by those forward looking statements. These future results are based upon management's best estimates of current conditions and the most recent results of our operations. The statements appear in a number of places in this Prospectus and include statements regarding our intent, belief or current expectations, and those of our directors or officers with respect to: (i) future revenues,(ii) product development, (iii) success in implementing the Authentidate business plan, (iv) the document imaging system industry, and (v) other matters. Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including those discussed throughout this Prospectus. These risks include, but are not limited to, risks associated with recent and accumulated losses, competition, conflicts of interest, limited operating history, dependence upon one product line, and other risks detailed in this Prospectus and our Securities and Exchange Commission filings, including our Annual Report on Form 10-KSB, Form 10-Q as well as recently filed Reports on Form 8-K, if any, each of which could adversely affect our business and the accuracy of the forward looking statements contained herein.